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                       SECURITIES AND EXCHANGE COMMISSIONION
                             Washington, D.C. 20549
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                                    FORM 8-A
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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 OFFICEMAX, INC.
             (Exact name of Registrant as specified in its charter)


                      OHIO                                  34-1573735
    (State of incorporation or organization)             (I.R.S. Employer
                                                        Identification No.)


                          3605 Warrensville Center Road
                           Shaker Heights, Ohio 44122
          (Address, including zip code, of principal executive offices)


       Securities to be registered pursuant to Section 12(b) of the Act:


        Title of each class              Name of each exchange on which
        to be so registered              each class is to be registered

          Preferred Share                    New York Stock Exchange
          Purchase Rights


          If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A. (c), please check the following box. / /

          If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. / /

          Securities Act registration statement file number to which this form relates: Not Applicable


        Securities to be registered pursuant to Section 12(g) ofthe Act:

                                      None
                                (Title of Class)

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Item 1.  Description of Securities to be Registered.
         ------------------------------------------

          On March 17, 2000, the Board of Directors of OfficeMax, Inc. (the "Company") declared a dividend of one Right for each outstanding Common Share, without par value, of the Company (the "Common Shares"). The Rights will be issued to the holders of record of Common Shares outstanding at the close of business on March 17, 2000 (the "Record Date") and with respect to Common Shares issued thereafter until the Distribution Date (as defined below). Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandth (1/1,000th) of a share of the Series A Participating Cumulative Serial Preferred Shares, without par value, of the Company (the "Preferred Shares") at a price of $30 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of March 17, 2000 as it may be amended from time to time (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

          Until the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or obtained the right to acquire, beneficial ownership of more than 15.0% of the outstanding Common Shares (such person or group being called an "Acquiring Person") and (ii) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Shares which could result in such person or group becoming the beneficial owner of more than 15.0% of the outstanding Common Shares, (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by certificates for Common Shares registered in the names of the holders thereof (which certificates for Common Shares shall also be deemed to be Right Certificates (as defined below)) and not by separate Right Certificates. With respect to any certificate for Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates along with a copy of this Summary of Rights, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will thereafter evidence the Rights.

          The Rights are not exercisable until the Distribution Date and will expire on March 17, 2010 (the "Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

          The number of Preferred Shares or other securities issuable upon exercise of the Rights is subject to adjustment by the Board of Directors of the Company in the event of any change in the Common Shares or Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, reclassifications, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin- offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Shares or Preferred Shares or otherwise. The Purchase Price and the number of Preferred Shares or other securities issuable upon exercise of the Rights are subject to adjustment from time to time in the event of the declaration of a stock dividend on the Common Shares payable in Common Shares or a subdivision or combination of the Common Shares prior to the Distribution Date.

          The Preferred Shares are authorized to be issued in fractions which are an integral multiple of one one-thousandth (1/1,000th) of a Preferred Share. The Company may, but is not required to, issue fractions of shares upon the exercise of Rights, and in lieu of fractional shares, the Company may make a cash payment based on the market price of such shares on the first trading date prior to the date of exercise or utilize a depositary arrangement as provided by the terms of the Preferred Shares.

          Subject to the right of the Board of Directors of the Company to redeem or exchange the Rights as described below, at such time as there is an Acquiring Person, the holder of each Right will thereafter have the right to receive, upon exercise thereof for the Purchase Price, that number of Common Shares equal to the number of Common Shares which at the time of such transaction would have a market value of twice the Purchase Price. To the extent that thereafter at the time of exercise of any Right there are not sufficient Common Shares issued but not outstanding or authorized but unissued (counting as issued any Common Shares reserved for issuance upon the exercise of any options to purchase Common Shares granted before or after the date of the Rights Agreement and counting as authorized but unissued any Common Shares held by the Company as treasury shares) to permit such exercise, the holder of each Right will have the right to receive, in lieu of Common Shares, upon exercise of such Right for the Purchase Price, the same number of one one-thousandths (1/1,000ths) of a Preferred Share as the number of Common Shares that such holder would otherwise have been entitled to receive upon the exercise of such Right. Any Rights that are or were beneficially owned by an Acquiring Person on or after the Distribution Date will become null and void and will not be subject to the "flip-in" provision.

          In the event the Company is acquired in a merger or other business combination by an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is a publicly traded corporation, proper provision must be made so that each Right will entitle its holder to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the earning power of the Company are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is not a publicly traded entity, proper provision must be made so that each Right will entitle its holder to purchase, for the Purchase Price, at such holder's option,
(i) that number of shares of the surviving corporation in the transaction with such entity (or, at such holder's option, of the surviving corporation in such acquisition, which could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price or (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price. The "flip-over" provision only applies to a merger or similar business combination with an Acquiring Person.

          ANY RIGHTS THAT ARE OR WERE, AT ANY TIME ON OR AFTER THE DATE AN ACQUIRING PERSON BECOMES SUCH, BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (OR A TRANSFEREE THEREOF) WILL BECOME NULL AND VOID AND ANY HOLDER OF ANY SUCH RIGHT (INCLUDING ANY SUBSEQUENT HOLDER) WILL BE UNABLE TO EXERCISE ANY SUCH RIGHT.

          The Rights are redeemable by the Board of Directors at a redemption price of $.01 per Right (the "Redemption Price") any time prior to the earlier of (i) such time as there is an Acquiring Person and (ii) the Expiration Date. Immediately upon the action of the Board electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          After there is an Acquiring Person the Board of Directors may elect to exchange each Right (other than Rights owned by an Acquiring Person) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement. Notwithstanding the foregoing, the Board of Directors of the Company shall not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary, or any entity holding Common Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.

          At any time prior to such time as there shall be an Acquiring Person, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Expiration Date or the Distribution Date shall occur, the amount of the Purchase Price or the definition of "Acquiring Person"), except that no supplement or amendment shall be made that reduces the Redemption Price of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights Agreement specifying the terms of the Rights, the Certificate of Amendment to the Second Amended and Restated Articles of Incorporation of OfficeMax, Inc. specifying the terms of the Preferred Shares (Exhibit A to the Rights Agreement) and the form of Right Certificate (Exhibit B to the Rights Agreement) are filed herewith as exhibits. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits, which are incorporated herein by reference.

Item 2.  Exhibits.

     1. Rights Agreement dated as of March 17, 2000, between OfficeMax, Inc. and First Chicago Trust Company of New York, as Rights Agent.

     2. Amendment to the Second Amended and Restated Articles of Incorporation of OfficeMax, Inc. (which is attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).

     3. Form of Right Certificate (which is attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).

                                    SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                                OFFICEMAX, INC.

                                                by  /s/ Ross H. Pollock
                                                    ---------------------------
                                                    Name: Ross H. Pollack
Date: March 20, 2000                                Title:   Secretary

                                INDEX OF EXHIBITS


     Exhibit No.               Title
     -----------               -----

          1 Rights Agreement dated as of March 17, 2000 between OfficeMax, Inc. and First Chicago Trust Company of New York, as Rights Agent.

          2 Amendment to the Second Amended and Restated Articles of Incorporation of OfficeMax, Inc. (which is attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).

          3 Form of Right Certificate (which is attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).